Filed pursuant to Rule 253(g)(2)
File No. 024-11966

SUPPLEMENT NO. 1 DATED APRIL 29, 2024

TO OFFERING CIRCULAR DATED DECEMBER 4, 2023

Legion M Entertainment, Inc.

1801 Century Park East, 24th Floor

Los Angeles, CA 90067

www.legionm.com

EXPLANATORY NOTE

This Supplement No. 1 to the Offering Circular should be read in conjunction with the Offering Circular dated December 4, 2023, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular can be found HERE.

Legion M Entertainment, Inc. (the “company”) has recently filed its annual report on Form 1-K, which contains more recent information on the company, including audited financial statements for the fiscal year ending on December 31, 2023. The Form 1-K can be found HERE.